Mail Stop 0407
      						March 16, 2005

Via U.S. Mail and Fax (81 3 3495 4301)

Mr. Akira Niijima
Chief Financial Officer
Pioneer Corporation
4-1, Meguro 1 -Chome Meguro-Ku
Tokyo 152-8654, Japan

	RE:	Pioneer Corporation
      Form 20-F for the fiscal year ended March 31, 2004
		Filed on August 6, 2004
		File No. 1-7616

Dear Mr. Niijima:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 20-F for the year ended March 31, 2004

Item 5. Operating and Financial Review and Prospects

Critical accounting policies, page 34

1. Please refer to your discussion on the valuation of inventories.
Tell us in more detail why you consider the valuation of inventories, allowance for doubtful accounts to be critical such that the nature of estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and the impact of the estimates and assumptions on financial condition or operating performance is material. Tell us and disclose in future filings how accurate the estimates of the net realizable value have been in the past, and provide sensitivity analysis depicting reasonably likely scenarios had other variables been chosen in the determination of your estimates. Refer to SEC Interpretive Release no. 33-8350 Commission Guidance Regarding Management`s Discussion and
Analysis of Financial Condition and Results of Operations.

2. None of the critical accounting estimates that you include in your current disclosures include the sensitivity analysis or other quantitative information as required per this release. Revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. For additional guidance, refer to Item 303 of Regulation S-K as well as the Commission`s Interpretive Release on Management`s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Item 5 F. Tabular disclosure of contractual obligations, page 51

3. It appears that the table of contractual obligations includes only
principal payments on debt and credit facilities.   Revise the
table
to also include your obligations for interest payments on debt.

Item 15 Control and Procedures, page 88

4. We note your disclosure in second paragraph that "... there have been no significant changes in Pioneer`s internal controls or in other factors that could significantly affect these controls subsequent to the date our most recent evaluation of such controls."
Supplementally, confirm whether there was any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.
Please see Item 15(d) of Form 20-F. Please also revise your future filings accordingly.



Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

5. Tell us more in detail about your revenue recognition for royalties. Explain to us how you recognize royalty revenues based on royalty statements from the licensees.

Inventories, page F-9

6. Please disclose the nature of cost elements included in the finished goods and work in process inventories disclosed in Note 5 on page F-15. Please refer to Rule 5-02.6(b) of Regulation S-X.

Sales incentives, page F-10

7. Your disclosure on sales incentives refers to your policy on "certain costs incurred by the company in connection with reseller`s purchase or promotion"; however, we note on page 35 that you provide to your customers different types of sales incentives. In this regard provide us with more details of these incentive programs for resellers and retailers. Tell us and expand your accounting policy for each of these types of arrangements (i.e., product discount, volume-based rebates, consumer promotion.) Explain to us the nature of your estimates in relation to each of the incentive programs. Also, tell us the nature of any other incentive, rebate, cooperative advertising or other promotional programs provided by the Company to its customers and how the company accounts for items, including the amounts involved.


*    *    *    *

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.






	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.  You may contact Gopal Dharia, Staff Accountant, at
(202)
942-1973 or Ivette Leon, Senior Staff Accountant, at (202) 942-
1982
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

									Sincerely,



									Larry Spirgel
									Assistant Director


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Mr. Akira Niijima
Pioneer Corporation
March 16, 2005
Page 4